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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com
Confidential

August 3, 2020

Re:	CureVac B.V. Amendment No. 1 to Registration Statement on Form F-1 CIK No. 0001809122

Mr. Alan Campbell
Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Hayes:

This letter is being submitted on behalf of our client, CureVac B.V., a Dutch private company with limited liability (to change its legal form into a Dutch public company with limited liability (naamloze vennootschap) and its corporate name to CureVac N.V. prior to the completion of the Offering (as defined below), the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the Company’s prior response to comment 23 contained in the letter, dated May 28, 2020, from the Staff with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on April 29, 2020 (the “Draft Registration Statement”) relating to the Company’s initial public offering of common shares (the “Offering”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-240076), which was subsequently publicly filed by the Company on July 24, 2020 and further updated with Amendment No. 1, which was publicly filed on July 31, 2020 (the “Registration Statement”).

The response and information below are based on information provided to us by the Company, and the Company has reviewed and confirmed this letter and approved its submission to you. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement. References to CureVac include CureVac AG, which will become the Company’s wholly owned subsidiary upon completion of the corporate reorganization described in the Registration Statement to be completed prior to the closing of the Offering.

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Preliminary IPO Price Range

The Company advises the Staff that the underwriters in the Offering have indicated to the Company that the anticipated offering price to the public of the Company’s common shares in the Offering is expected to be between approximately $1,733.97 and $2,196.36 per share at July 30, 2020 exchange rates (equivalent to €1,470.15 and €1,862.19 per share). Please note that this indicative price range does not reflect the impact of the ratio for the exchange of shares of CureVac AG for shares of CureVac B.V. in the corporate reorganization, which will have the effect of a share split. This indicative price range implies a pre-money valuation for the Company of approximately $2,044 million to $2,599 million at July 30, 2020 exchange rates (equivalent to €1,733 million to €2,204 million).

The actual price range to be included on the cover of the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of CureVac’s control. However, CureVac believes that the foregoing indicative price range will not be subject to significant changes and that the actual price range will be within the range stated above (adjusting for the ratio for the exchange of shares that will be determined in conjunction with the finalizing of the actual price range).

The Company notes that, as is typical in initial public offerings, the indicative price range for the Offering was not derived using a formal determination of fair value, but rather was determined by negotiation between the Company and its underwriters for the Offering. Among the factors that were considered in setting this range were the Company’s financial condition and prospects and the history of and prospects for its industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded shares of generally comparable companies and preliminary discussions with the underwriters for the Offering regarding potential valuations of the Company.

Estimated Fair Value of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. As of March 31, 2020, the Company had four outstanding equity award programs:

•	an equity-settled share option program established prior to 2013 (the “Management share option plan”)

•	an equity-settled virtual share option program established in 2009 and modified in 2016 (the “Virtual shares program I”)

•	an equity-settled virtual share option program established in 2019 (the “Virtual shares program II” or “New VSOP”), and

•	an equity-settled share option program established in 2019 (the “Former Chief Executive Officer Grant”).

As of March 31, 2020, there were 5,282 options outstanding under the Management share option plan, all of which were issued before January 1, 2013, and 54,899 virtual shares outstanding under the Virtual shares program I, of which 49,899 shares were issued before January 1, 2019, and are therefore not considered in this letter. In addition, as plans and programs are substantively equity-settled, the Company estimated the fair value of each equity award at their respective grant date. Details of the valuations at each grant date, as well as the valuation method, are discussed in more detail below.

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Since January 1, 2019, the Company has granted the following equity awards, all of which were to employees including executive officers and management board members, in the form of share options and virtual share options, as indicated:

Date of Grant	Type of Award	Option Program	Number of Awards Granted	Per Share Exercise Price of Award	Estimated Fair Value per Equity Award on Grant Date (in thousands)		Estimated Fair Value per Share on Grant Date (in thousands)
April 18, 2019	Virtual Shares	Virtual shares program I	5,000	—	€1,214.78	(1)	€1,214.78
October 14, 2019	Share Options	Former Chief Executive Officer Grant	29,053	€998.38	€514.93		€1,223.16
November 25, 2019	Share Options	Virtual shares program II	5,600	€750.99	€505.48		€1,223.16
January 21, 2020	Share Options	Virtual shares program II	1,000	€745.95	€537.04		€1,185.64
March 5, 2020	Share Options	Virtual shares program II	800	€743.15	€534.99		€1,185.64

(1)	The higher Estimated Fair Value per Equity Award on Grant Date of Virtual shares program I in comparison to the other plans is primarily attributable to the nil exercise price and respectively higher intrinsic value of the options granted under this plan.

The table below summarizes the amount of share-based payments expense recorded in the Company’s interim condensed consolidated financial statements for the three months ended March 31, 2020 and its audited consolidated financial statements for the year ended December 31, 2019.

Date of Grant	Type of Award	Option Program	Number of Awards Granted	Expense recognized in the year ended December 31, 2019 (in thousands)	Expense recognized in the three months ended March 31, 2020 (in thousands)
April 18, 2019	Virtual Shares	Virtual shares program I	5,000	€6,074	—
October 14, 2019	Share Options	Former Chief Executive Officer Grant	29,053	€12,409	€2,551
November 25, 2019	Share Options	Virtual shares program II	5,600	€1,080	€324
January 21, 2020	Share Options	Virtual shares program II	1,000	—	€53
March 5, 2020	Share Options	Virtual shares program II	800	—	€19

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Historical Determination of Estimated Fair Value of Common Shares and the Equity Awards

For an explanation of how the Company determined the estimated fair value of the equity awards underlying its issuances of equity, the Company respectfully refers the Staff to the discussion of its general approach set forth in the Registration Statement in “Note 9. Share-based payments” to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018.

The Company has multiple share-based payment programs. Under the terms of these programs, participants are entitled to cash payments that are contingent on the occurrence of specified exit events, which includes an initial public offering (“IPO”) of the Company. In the case of an IPO, the Company has a choice of settling the awards in either cash or shares. It is the Company’s intention to settle in shares if such an IPO scenario materializes. The Company considers an IPO scenario as more probable than other, cash-settled, scenarios and accounts for the virtual shares programs as equity-settled.

The awards granted are accounted for as equity-settled share-based payments on that basis, and thus require an estimation of the fair value of the awards at the time when they were granted (the “grant date fair value”). Such estimates require significant judgment and, depending on when the awards are granted, are subject to change in line with the Company’s development but are also dependent on the likelihood of occurrence of the exit scenario underlying the valuation.

As there has been no public market for the Company’s common shares to date, the estimated fair value of the equity awards as of each respective grant date was determined as follows:

(a)	Virtual shares program I - The measurement of the fair value of the awards granted was derived from the estimated equity value of the Company on the grant date. Since the virtual shares have, in the case of an IPO, no exercise price, common inputs to option pricing models such as expected volatility, risk-free interest rate and expected life of the virtual shares did not significantly affect the fair value of the virtual shares. The equity value of the Company was determined by discounting the estimated future cash flows to be generated by the Company.
(b)	Virtual shares program II and Former Chief Executive Officer Grant - A binomial options pricing model (the “Enhanced American Stock Option Model”) has been used to measure the grant date fair value of the awards granted under these awards. This model involves various subjective assumptions as inputs including the fair value of the Company's shares, determined by discounting the estimated future cash flows to be generated by the Company, the expected volatility of the Company’s shares, the risk-free interest rate and the expected term of the equity award.

The following table summarizes the Company’s assumptions when determining the value of the equity awards of Company using the Enhanced American Stock Option Model:

	Virtual shares program I (2019 Grant)	Virtual shares program II (2019 Grant)	Former Chief Executive Officer Grant (2019 Grant)	Virtual shares program II (2020 Grants)
Weighted average fair value (€)	1,214.78	505.48	514.93	536.50
Share price (€)	1,214.78	1,223.16	1,223.16	1,185.64
Exercise price (€)	-	750.99	998.38	743.14 – 750.99
Expected volatility (%)	-	50.0	50.0	50.0 – 55.0
Expected life (years)	-	1.16 – 1.77	4.77	0.88 – 1.16
Risk-free interest rate (%)	-	1.77	1.71	0.92 – 1.79

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As there has been no public market for the Company’s shares to date and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on an evaluation of the historical volatilities of comparable listed biotech-companies over the historical period commensurate with the expected option life. The expected life of the awards was based on the assumptions that the beneficiaries would exercise their fully vested award at the first time possible (taking into account lock-up and potential trading windows restrictions) with the exception of the expected life considered for the Former Chief Executive Officer grant, which contemplated the sole recipient, our former-CEO, would exercise 1/8 of his options each year following the lock-up period. The risk-free interest rates utilized in valuing the equity awards were derived from the respective government bond rates based on the residency of the recipients.

The Company also hired Villiger Valuation, a third-party valuation firm, to derive the estimated fair value of the Company’s equity awards as of their respective grant dates (collectively, the “Valuations”). The fair value of the equity awards has been estimated by Villiger Valuation based on the methods discussed above, which considers the enterprise value of the Company and uses the Enhanced American Stock Option Model. The enterprise value of the Company was determined by use of the risk-adjusted Net Present Value (the “rNPV”) method. The discount rates used were post-tax measures estimations based on the weighted average cost of capital, which is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentage in the target capital structure. The assumptions included in such estimates relate to the market risk premium, the country risk premium and the small stock premium as well as the applicable risk profile (as measured by the equity beta) which was prepared with reference to a group of publicly traded peer companies that the Company considers broadly comparable to itself.

Estimated Fair Value of Common Shares and the Equity Awards

Based on the method described above for determining estimated fair values of the Company’s shares and the equity awards, taking into account the additional qualitative factors considered by the Company and the Valuations described above, the Company determined that at April, October and November 2019 and January and March 2020, the estimated fair value per equity award was €1,214.78, €514.93, €505.48, €537.04, and €534.99, respectively, which is based on the estimated fair values of the Company’s shares of €1,214.78, €1,223.16, €1,223.16, €1,185.64 and €1,185.64 as of each respective date. The estimated fair values of the Company’s shares for the 2019 and 2020 grants were derived from enterprise value of €900 million, which was determined by applying the rNPV method. In addition to the calculation of the net enterprise value of the Company determined by use of the rNPV method, it should be noted that in December 2019, the Company entered into a share purchase agreement with Genmab A/S (“Genmab”) pursuant to which the Company issued 16,345 shares for €20 million, implying a per share cash contribution of €1,223.62 per share. The price per share was determined in negotiations between the Company and Genmab. While this share issuance represented 2.2% of the Company’s equity at the date of share issuance, the price at which the shares were issued is in line with the estimated fair value per share of the January and March 2020 equity awards and provides a further reference point to the Company’s enterprise value at that date. The minor decrease in the share price at the grant dates for the 2020 grants, as compared to the share price at the date of the November 25, 2019 grants, is due to increases in net financial position (i.e., cash less debt) which had an overall effect of decreasing the value of the Company’s equity from a rNPV valuation standpoint. The enterprise value remained the same between November 2019 and January and March 2020. Although the Company signed a new collaboration with Genmab in December 2019 and began pre-clinical research of a vaccine for the novel coronavirus in January 2020, the Company’s research progress for these projects was still at a very early stage by March 2020 and the potential impact of future cash flows was not reliably determinable, would have been inappropriate to include in a valuation of the Company’s enterprise value and thus were excluded from the valuation.

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The valuation of the Company’s shares of €1,185.64 per share as of January and March 2020 is approximately 19.35 % below the lower end of the anticipated offering price range of €1,470.15 to €1,862.19 to the public of CureVac’s common shares in the Offering. With respect to the Staff’s request for the reasons explaining the difference between the estimated offering price and recent valuations of the Company’s shares, the Company believes that the differences in value reflected between the estimated price range for the Offering and the fair value per share as of each respective grant date were primarily the result of the factors and circumstances listed below. Based on the value per share for the grants as described above (between €1,185.64 and €1,223.16) for the year ended December 31, 2019 and the three months ended March 31, 2020, there was not a significant change in the fair value of the Company. However, the recent business developments include the following:

•	In early January 2020, the Company initiated pre-clinical research of a vaccine against the novel coronavirus (SARS-CoV-2) when its sequence was published and in late January 2020 was awarded a $8.3 million grant from the Coalition for Epidemic Preparedness Innovations (“CEPI”) to fund SARS-CoV-2 research.

•	As of March 31, 2020, the Company’s SARS-CoV-2 vaccine research was still in the early pre-clinical stage. For the three months ended March 31, 2020 only €396 thousand in directly allocable costs for this program had been incurred with no such costs being incurred in any period prior. During March 2020, the Company was still examining two formulations of vaccine candidates against SARS-CoV-2, based on the assumption that the encouraging results seen in the Company’s vaccine against rabies could also be seen in the vaccine candidates against SARS-CoV-2 given the fact that both vaccine candidates are based on the Company’s messenger RNA technology.

•	In early May 2020, CEPI increased its SARS-CoV-2 vaccine development grant award to the Company to $15.3 million, reflecting the positive development with respect to the Company’s SARS-CoV-2 pre-clinical results.

•	In mid-May 2020, the Company analyzed pre-clinical results showing positive evidence at a low dose for its lead SARS-CoV-2 vaccine candidate due to its generating high level of virus neutralizing titers, a major criterion supporting that the vaccine candidate has the potential to induce a strong immunologic response to neutralize SARS-CoV-2.

•	In mid-June 2020, the Company commenced Phase 1 clinical trial for its SARS-CoV-2 vaccine studying patients in Germany and Belgium.

•	In late June 2020, the European Investment Bank and the Company signed a €75 million loan agreement for the development and large-scale production of vaccines, including a vaccine candidate against SARS-CoV-2.

•	In late June 2020, Eli Lilly and the Company terminated their collaboration agreement, which had negligible impact on the Company’s enterprise value.

•	In mid-July 2020, GlaxoSmithKline plc (“GSK”) and the Company entered into an agreement to collaborate on mRNA vaccine and monoclonal antibody research programs in infectious diseases. Under the terms of the deal, GSK agreed to make an upfront cash payment of £104 million (€120 million) and a one-time reimbursable payment of £26 million (€30 million) for manufacturing capacity reservation, upon certification of the Company’s commercial scale manufacturing facility currently under construction in Germany.

•	In late July 2020, the Company closed a €560 million financing round with various investors including the German government via the Kreditanstalt für Wiederaufbau and the Qatar Investment Authority. This investment implied a fair value of the Company’s shares of €1,336.50 per share.

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•	In February 2020, the Company engaged underwriters in connection with the Offering and the Company submitted a confidential draft registration statement to the Commission in April 2020. Thereafter, the Company commenced testing-the-waters meetings with potential investors in which the Company received favorable feedback and as a result of which the Company elected to continue to pursue the Offering. In July 2020, the Company publicly filed the Registration Statement with the Commission to position itself for the anticipated launch of the Offering, announcing also that Mr. Dietmar Hopp, has agreed, concurrently with, and subject to, the completion of the Offering, to purchase from the Company a certain number of common shares with an aggregate value of €100 million at the IPO price per share.

•	The Offering along with the concurrent private placement are expected to create liquidity, and the estimated price range assumes that an initial public offering has occurred and a public market for the Company’s common shares has been created. The estimated price range excludes any marketability or illiquidity discount for the Company’s common shares.

•	The Company expects to accrue significant benefits as a result of becoming publicly traded through the Offering, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an improved ability to raise equity and debt capital going forward, including from the public equity and debt markets, and at a lower expected cost of capital and with reduced borrowing costs, and (iii) the expected increased attractiveness of Company’s equity as a currency to raise capital, compensate employees and complete strategic transactions.

•	The estimated price range for the Offering is based only upon a scenario in which the Company completes the Offering and is not probability weighted, in contrast to the prior valuations of the Company’s shares in connection with its equity awards, which considered multiple potential outcomes, thus resulting in a lower value of the Company’s shares than the estimated price range for the Offering.

•	As is the case for the biotechnology industry where the value of clinical-stage companies oftentimes depends on their ability or perceived ability to execute on their business plans, including obtaining regulatory approval of their product candidates, rather than quantitative results of operations, the Company believes that the price that investors are willing to pay for the Company’s common shares in the Offering may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Franz-Werner Haas, Chief Executive Officer and Chief Operating Officer
Pierre Kemula, Chief Financial Officer
CureVac B.V.